                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                   ______________

                                     FORM 11-K

                                   ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934




(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].


For the fiscal year ended December 31, 1997

                                         OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from __________ to _____________

                           Commission file number 0-27414


                        REMEC, Inc. Profit Sharing 401(k) Plan
                                9404 Chesepeake Drive
                             San Diego, California   92123
                  (Full title of the plan and the address of the plan)



                                    REMEC, Inc.
                              9404 Chesapeake Drive
                            San Diego, California  92123
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                     REMEC, Inc.
                              Profit Sharing 401(k) Plan

                              Financial Statements and
                                Supplemental Schedules

                             Year ended December 31, 1997





                                      CONTENTS

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . 3

Financial Statements

Statements of Net Assets Available for Benefits. . . . . . . . . . . . . . 4
Statement of Changes in Net Assets Available for Benefits. . . . . . . . . 5
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . 6

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes . . . . . . . .13
Line 27b - Schedule of Loans or Fixed Income Obligations . . . . . . . . .14
Line 27d - Schedule of Reportable Transactions . . . . . . . . . . . . . .15
Line 27f - Schedule of Non-Exempt Transactions . . . . . . . . . . . . . .16

                            Report of Independent Auditors


REMEC, Inc. as Plan Administrator of the
REMEC, Inc. Profit Sharing 401(k) Plan


We have audited the accompanying statements of net assets available for benefits of REMEC, Inc. Profit Sharing 401(k) Plan as of December 31, 1997 and 1996, and the statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996 and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment Purposes as of December 31, 1997, Loans or Fixed Income Obligations, Reportable Transactions and Non-Exempt Transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                       /s/ ERNST & YOUNG LLP

June 24, 1998

                                    REMEC, Inc.
                             Profit Sharing 401(k) Plan

                  Statements of Net Assets Available for Benefits



                                                          DECEMBER 31,
                                                     1997           1996
                                                 --------------------------
Investments, at fair value:
  Fidelity Magellan Fund                         $ 2,476,013    $ 1,431,418
  Fidelity Contrafund                              1,486,013        720,207
  Fidelity Growth Company Fund                     1,779,828        820,543
  Fidelity Investment Grade Bond Fund                532,901        191,511
  Fidelity Growth and Income Fund                  2,823,196      1,003,502
  Fidelity Asset Manager Fund                      1,914,407      1,212,579
  Fidelity Retirement Money Market Fund            1,949,060      1,177,635
  Fidelity Institutional Money Market Fund            24,047              -
  REMEC, Inc. Common Stock                           817,875              -

Investments, at estimated fair value:
  Participant loans                                  582,630        313,525
                                                 --------------------------
Total investments                                 14,385,970      6,870,920

Employee contributions receivable                    150,420         96,486
Employer contributions receivable                     71,683         98,157
                                                 --------------------------
Total contributions receivable                       222,103        194,643
                                                 --------------------------

Net assets available for benefits                $14,608,073    $ 7,065,563
                                                 --------------------------
                                                 --------------------------


SEE ACCOMPANYING NOTES.

                                    REMEC, Inc.
                             Profit Sharing 401(k) Plan

Statement of Changes in Net Assets Available for Benefits with Fund Information

                            Year ended December 31, 1997

                                                                    GROWTH        INVESTMENT       GROWTH &      ASSET
                                        MAGELLAN                    COMPANY         GRADE          INCOME       MANAGER
                                          FUND      CONTRAFUND       FUND         BOND FUND         FUND          FUND
                                     -----------------------------------------------------------------------------------
Additions:
  Interest and dividend income       $  150,101   $  137,435     $  171,148     $   25,973     $  109,573     $  164,817
  Net appreciation (depreciation)
    in fair value of investments        268,582       83,805         44,373         11,930        364,641        150,426
  Transfers from other plans            423,053      438,365        580,557        250,788        839,049        220,586
  Rollover                               55,878        3,568         80,984          4,273         59,437         79,163
  Employee contributions                315,722      246,663        286,286         70,373        359,307        252,992
  Employer contributions                 53,347       34,231         35,475         11,556         51,566         45,963
                                     -----------------------------------------------------------------------------------
Total additions                       1,266,683      944,067      1,198,823        374,893      1,783,573        913,947

Deductions:
  Benefits paid to participants          61,387       74,670         84,581         73,824         76,754         36,133
  Administrative fees                       956          256            256            500          1,537          2,587
  Forfeitures (net)                         383          618            550            195            451            163
                                     -----------------------------------------------------------------------------------
Total deductions                         62,726       75,544         85,387         74,519         78,742         38,883

Increase in net assets during year    1,203,957      868,523      1,113,436        300,374      1,704,831        875,064

Inter-fund transfers, net              (159,362)    (102,717)      (154,151)        41,016        114,863       (173,236)
Net assets available for benefits
  at December 31, 1996                1,431,418      720,207        820,543        191,511      1,003,502      1,212,579
                                     -----------------------------------------------------------------------------------
Net assets available for benefits
  at December 31, 1997               $2,476,013   $1,486,013     $1,779,828     $  532,901     $2,823,196     $1,914,407
                                     -----------------------------------------------------------------------------------
                                     -----------------------------------------------------------------------------------

                                     RETIREMENT       REMEC
                                        MONEY         COMMON
                                     MARKET FUND      STOCK       LOAN FUND      RECEIVABLES       TOTAL
                                     ----------------------------------------------------------------------
Additions:
  Interest and dividend income       $   96,453    $     477     $   21,507     $        -     $  877,484
  Net appreciation (depreciation)
    in fair value of investments              -     (101,478)             -              -        822,279
  Transfers from other plans          1,037,410       64,975         87,183              -      3,941,966
  Rollover                              114,569       12,464              -              -        410,336
  Employee contributions                246,860       44,358              -         53,934      1,876,495
  Employer contributions                 51,297        8,864              -        (26,474)       265,825
                                     ----------------------------------------------------------------------
Total additions                       1,546,589       29,660        108,690         27,460      8,194,385

Deductions:
  Benefits paid to participants         198,245       13,145         23,432              -        642,171
  Administrative fees                     3,462          150              -              -          9,704
  Forfeitures (net)                      (2,414)          54              -              -              -
                                     ----------------------------------------------------------------------
Total deductions                        199,293       13,349         23,432              -        651,875

Increase in net assets during year    1,347,296       16,311         85,258         27,460      7,542,510

Inter-fund transfers, net              (575,871)     825,611        183,847              -              -
Net assets available for benefits
  at December 31, 1996                1,177,635            -        313,525        194,643      7,065,563
                                     ----------------------------------------------------------------------
Net assets available for benefits
  at December 31, 1997               $1,949,060   $  841,922     $  582,630     $  222,103    $14,608,073
                                     ----------------------------------------------------------------------
                                     ----------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                                     REMEC, Inc.
                              Profit Sharing 401(k) Plan

                      Notes to Financial Statements (continued)


                                  December 31, 1997


1. DESCRIPTION OF THE PLAN

The following description of the REMEC, Inc. Profit Sharing 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

GENERAL

The Plan is a defined contribution profit sharing and retirement plan covering all eligible employees of REMEC, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective August 1, 1997, Radian Technology, Inc. 401(k) Plan ("Radian Plan") was merged with and into the Plan. In connection with this merger, the Fidelity Management Trust Company ("Fidelity") was appointed as the successor trustee of the assets of the Radian Plan. In August 1997, the assets of the Radian Plan totaling $2,016,592 were transferred to Fidelity.

Effective January 1, 1997, Magnum Microwave Corporation 401(k) Plan ("Magnum Plan") was merged with and into the Plan. In connection with this merger, Fidelity was appointed as the successor trustee of the assets of the Magnum Plan. In January 1997, the assets of the Magnum Plan totaling $1,838,189 were transferred to Fidelity.

Effective September 12, 1996, RF Microsystems 401(k) Savings Plan ("RFM Plan") was merged with and into the Plan. In connection with this merger, Fidelity was appointed as the successor Trustee of the assets of the RFM Plan. In September 1996, the assets of the RFM Plan totaling $640,719 were transferred to Fidelity.

ELIGIBILITY

The Plan covers all employees who have attained age 18. There is no service requirement. Employees may elect to join the Plan quarterly on January 1, April 1, July 1, and October 1.

CONTRIBUTIONS

A participant may elect to have from 1% to 15% of their compensation contributed to the Plan subject to the limits of the Internal Revenue Code.

The Company may make a discretionary profit-sharing contribution in an amount to be determined annually by the Sponsor. A participant must be employed on the last day of the Plan year and have earned at least 500 hours of service to be eligible for any profit-sharing contributions. The profit-sharing contributions to the Plan are allocated based on the ratio of each participant's compensation to total compensation of all eligible participants. There were no discretionary profit-sharing contributions during 1997 or 1996.

The Company may also make a discretionary matching contribution. The matching contribution is an amount equal to the percentage determined by the Sponsor of all or a portion of the tax deferred contributions of eligible participants for the contribution period up to a maximum match of $400 annually. The Company match for 1997 and 1996 equaled 100% of the participants deferral up to the maximum of $400 annually.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the participant's share of the employer's contributions, if any, and Plan earnings or losses.

INVESTMENT OPTIONS

Participants may choose to direct the investment of their accounts among the following:

MAGELLAN FUND - Funds are invested in shares of a registered investment company that invests primarily in common stocks with an objective of growth and capital.

CONTRAFUND - Funds are invested in shares of a registered investment company that invests primarily in common stocks and securities convertible into common stocks with an objective of capital appreciation.

GROWTH COMPANY FUND - Funds are invested in shares of a registered investment company that invests primarily in companies with above average growth potential with an objective of long term capital appreciation.

INVESTMENT GRADE BOND FUND - Funds are invested in shares of a registered investment company that invests primarily in corporate debt, U.S. Government and U.S. bank obligations, including certificates of deposit and banker's acceptances with an objective of high current income.

GROWTH AND INCOME FUND - Funds are invested in shares of a registered investment company that invests primarily in a diversified portfolio with an objective of long term capital growth, current income and growth of income consistent with reasonable investment risk.

ASSET MANAGER FUND - Funds are invested in shares of a registered investment company that invests primarily in a diversified portfolio including equities, bonds and money market instruments with an objective of high total return over the long term.

RETIREMENT MONEY MARKET FUND - Funds are invested in shares of a registered investment company that invests primarily in money market instruments with an objective of high current income, preservation of capital and liquidity.

REMEC, INC. COMMON STOCK - Funds are invested in shares of the Company's stock. The fund is comprised of the underlying company stock and a short-term cash component to provide liquidity for daily trading.

Participants may change their investment options daily.

VESTING

Participants are immediately vested in their elective contributions, plus actual earnings thereon, and such amounts are non-forfeitable. With regard to employer matching and discretionary contributions, participants are 50% vested after one year and 100% vested after two years of service. Forfeitures are retained in the Plan and will be used to reduce future contributions by the Company.

PAYMENT OF BENEFITS

Upon termination of service for any reason, a participant's account is generally distributed in a single lump-sum payment upon request. At the Plan sponsor's option, if the account balance is $3,500 or less, the entire balance may be distributed.

Amounts allocated to withdrawn participants at December 31, 1997 for claims that have been processed and approved for payment prior to year end but not yet paid are $49,210. There were no benefit claims payable at December 31, 1996.

PARTICIPANT LOANS

A participant may apply to the Plan Administrator to borrow against funds in
his/her account.   Plan loans are limited to the lesser of  (1) $50,000 reduced by the participant's highest outstanding loan balance in the previous 12 month period or (2) 50% of the vested interest of the participant's account. The minimum loan amount has been established at $1,000. The term of any loan shall be no greater than five years except when used to purchase a primary residence where the term shall be no greater than ten years.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants' accounts will become 100% vested and nonforfeitable.

2. SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The Plan is exposed to credit risk in the event of default by the issuers of the investments to the extent of amounts recorded on the statement of net assets available for benefits.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION

Plan assets are held by Fidelity Management Trust Company ("Trustee"). Amounts invested in the investment funds are carried at fair value as determined by the Trustee, generally based on quoted market prices. Participant loans receivable are valued at cost which approximates fair value.

3.  INVESTMENTS

The Plan's investments are held by Fidelity Management Trust Company and are presented in the following table. Investments that represent five percent or more of the Plan's net assets are separately identified.


                                                     DECEMBER 31,
                                                1997             1996
                                            ---------------------------
Fidelity Magellan Fund                       $2,476,013      $1,431,418
Fidelity Contrafund                           1,486,013         720,207
Fidelity Growth Company Fund                  1,779,828         820,543
Fidelity Investment Grade Bond Fund             532,901         191,511
Fidelity Growth and Income Fund               2,823,196       1,003,502
Fidelity Asset Manager Fund                   1,914,407       1,212,579
Fidelity Retirement Money Market Fund         1,949,060       1,177,635
Fidelity Institutional Money Market Fund         24,047               -
REMEC, Inc. Common Stock                        817,875               -
Participant Loans                               582,630         313,525
                                            ---------------------------
                                            $14,385,970      $6,870,920
                                            ---------------------------
                                            ---------------------------


During 1997, the Plan's investments (including investments bought sold, and held during the year) appreciated (depreciated) in value by $822,279 as follows:

     Fidelity Magellan Fund                         $268,582
     Fidelity Contrafund                              83,805
     Fidelity Growth Company Fund                     44,373
     Fidelity Investment Grade Bond Fund              11,930
     Fidelity Growth & Income Fund                   364,641
     Fidelity Assets Manager Fund                    150,426
     REMEC, Inc. Common Stock                       (101,478)
                                                 -----------
                                                    $822,279
                                                 -----------
                                                 -----------

4.  INCOME TAX STATUS

The Plan was established effective January 1, 1990. The Plan has been amended from time to time including an amendment adopted effective January 1, 1997 when the Plan was amended and restated. The Plan sponsor has not received a determination letter for this restated Plan from the Internal Revenue Service (the IRS). Nevertheless, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code (the IRC). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator has represented that if any plan defects are discovered, the appropriate action to preserve the qualified status of the Plan will be taken. Therefore, no provision for income taxes has been included in the accompanying financial statements.

5.  YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

6.  SUBSEQUENT EVENTS

During the plan year 1998, REMEC, Inc. acquired two companies that each had 401(k) plans, Q-bit Corporation and C&S Hybrid, Inc. Those plans were liquidated and the assets were transferred to the REMEC, Inc. Profit Sharing Plan in the amount of $4,232,495.

                               Supplemental Schedules

                                     REMEC, Inc.
                             Profit Sharing 401(k) Plan

                         Employer ID #95-3814301, Plan 001

             Line 27a - Schedule of Assets Held for Investment Purposes

                                 December 31, 1997



                                                                                                                     CURRENT
       IDENTITY OF ISSUE                              DESCRIPTION                                 COST                VALUE
-----------------------------------------------------------------------------------------------------------------------------
Fidelity Magellan Fund*                           25,989.438 shares                           $2,156,137           $2,476,013
Fidelity Contrafund*                              31,868.179 shares                            1,394,157            1,486,013
Fidelity Growth Company Fund*                     41,085.577 shares                            1,665,896            1,779,828
Fidelity Investment Grade Bond Fund*              73,200.697 shares                              520,532              532,901
Fidelity Growth and Income Fund*                  74,099.623 shares                            2,347,027            2,823,196
Fidelity Asset Manager Fund*                      104,327.383 shares                           1,701,948            1,914,407
Fidelity Retirement Money Market Fund*            1,949,059.680 shares                         1,949,060            1,949,060
Fidelity Institutional Money Market Fund          24,047.190 shares                               24,047               24,047
REMEC, Inc. common stock*                         36,350.000 shares                              918,408              817,875


Participant loans*                                 6.75% to 12% interest; various maturities           -              582,630



* Indicates party-in-interest

                                    REMEC, Inc.
                             Profit Sharing 401(k) Plan

                         Employer ID #95-3814301, Plan 001

              Line 27b - Schedule of Loans or Fixed Income Obligations

                                 December 31, 1997




                                                                           UNPAID
                                     ORIGINAL   PRINCIPAL    INTEREST    BALANCE AT
                                    AMOUNT OF  RECEIVED IN  RECEIVED IN  DECEMBER 31,  DETAILED DESCRIPTION    PRINCIPAL  INTEREST
IDENTITY AND ADDRESS OF OBLIGOR        LOAN       1997         1997         1997           OF LOAN*            OVERDUE    OVERDUE
----------------------------------------------------------------------------------------------------------------------------------
Casantusan, Maria                    $ 4,000    $354         $56         $2,101      9% interest, opened       $  734      $191
7471 University Avenue #104                                                          October 20, 1993,
La Mesa, CA 91941                                                                    matured October 19, 1997
                                                                                     paid off subsequent to
                                                                                     year end.

                                    REMEC, Inc.
                             Profit Sharing 401(k) Plan

                         Employer ID #95-3814301, Plan 001

        Line 27b - Schedule of Loans or Fixed Income Obligations (continued)




                                                                           UNPAID
                                    ORIGINAL   PRINCIPAL     INTEREST    BALANCE AT
                                   AMOUNT OF  RECEIVED IN  RECEIVED IN  DECEMBER 31,  DETAILED DESCRIPTION  PRINCIPAL   INTEREST
IDENTITY AND ADDRESS OF OBLIGOR       LOAN        1997         1997         1997           OF LOAN*         OVERDUE     OVERDUE
--------------------------------------------------------------------------------------------------------------------------------
Monroy, Joe                          8,500       270         75          8,230        11.5% interest, opened   1,033       98
1160 Fentrell Dr.                                                                     June 11, 1997, matures
                                                                                      June 21, 2002 defaulted
                                                                                      and distributed
                                                                                      subsequent to year end.


Montanelli, John R.                 15,774     1,353        382         14,421       11.25% interest,            317        32
3265 Victoria Drive                                                                  opened April 16, 1997,
San Diego, CA 91901                                                                  matures April 4, 2002
                                                                                     defaulted and
                                                                                     distributed subsequent
                                                                                     to year end

                                    REMEC, Inc.
                             Profit Sharing 401(k) Plan

                         Employer ID #95-3814301, Plan 001

        Line 27b - Schedule of Loans or Fixed Income Obligations (continued)



                                                                           UNPAID
                                    ORIGINAL    PRINCIPAL    INTEREST     BALANCE AT
                                    AMOUNT OF  RECEIVED IN  RECEIVED IN  DECEMBER 31,  DETAILED DESCRIPTION     PRINCIPAL   INTEREST
IDENTITY AND ADDRESS OF OBLIGOR       LOAN        1997         1997         1997            OF LOAN*            OVERDUE     OVERDUE
------------------------------------------------------------------------------------------------------------------------------------
Parker, Elizabeth                    1,500        506            43           969       11.25% interest opened       258       23
13751 Caminito Vizzini                                                                November 8, 1996,
San Diego, Ca 92129                                                                   matures November 5,
                                                                                      1998 defaulted and
                                                                                      distributed subsequent
                                                                                      to year end

Williams, Virginia                   3,940      2,351            99           711     8.75% interest opened
                                                                                      October 4, 1996 matured
                                                                                      October 31, 1997, currently
                                                                                      making payments
323 Misty Meadows St.
Stockton, CA  95210




                                    REMEC, Inc.
                             Profit Sharing 401(k) Plan

                         Employer ID #95-3814301, Plan 001

                   Line 27d - Schedule of Reportable Transactions

                        For the year ended December 31, 1997


                                                                                                              CURRENT
                                                                                                              VALUE OF
                                                                                                              ASSET ON
                                                                       PURCHASE     SELLING      COST OF    TRANSACTION   NET GAIN
       IDENTITY OF ISSUER                   DESCRIPTION                  PRICE       PRICE        ASSET        DATE        (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in excess of 5% of plan assets

Fidelity Management Trust Company       Magellan Fund                $1,132,047   $       -   $1,132,047   $1,132,047   $        -
Fidelity Management Trust Company       Magellan Fund                         -     356,035      313,458      356,035       42,577
Fidelity Management Trust Company       Contrafund                    1,063,218           -    1,063,218    1,063,218            -
Fidelity Management Trust Company       Contrafund                            -     381,217      329,215      381,217       52,002
Fidelity Management Trust Company       Growth Company Fund           1,307,023           -    1,307,023    1,307,023            -
Fidelity Management Trust Company       Growth Company Fund                   -     392,112      338,720      392,112       53,392
Fidelity Management Trust Company       Investment Grade Bond Fund      429,229           -      429,229      429,229            -
Fidelity Management Trust Company       Investment Grade Bond Fund            -      99,769       98,707       99,769        1,062
Fidelity Management Trust Company       Growth & Income Fund          1,823,280           -    1,823,280    1,823,280            -
Fidelity Management Trust Company       Growth & Income Fund                  -     368,227      304,657      368,227       63,570
Fidelity Management Trust Company       Asset Manager Fund              912,768           -      912,768      912,768            -
Fidelity Management Trust Company       Asset Manager Fund                    -     361,366      313,064      361,366       48,302
Fidelity Management Trust Company       Retirement Money Market
                                          Fund                        1,804,385           -    1,804,385    1,804,385            -
Fidelity Management Trust Company       Retirement Money Market
                                          Fund                                -   1,029,927    1,029,927    1,029,927            -
Fidelity Management Trust Company       Institutional Money Market
                                          Fund                          949,371           -      949,371      949,371            -
Fidelity Management Trust Company       Institutional Money Market
                                          Fund                                -     925,324      925,324      925,324            -
Fidelity Management Trust Company       REMEC, Inc. Common Stock      1,026,571           -    1,026,571    1,026,571            -
Fidelity Management Trust Company       REMEC, Inc. Common Stock              -     106,281      108,163      106,281       (1,882)

Note:  There were no category (i), (ii) or (iv) transactions during 1997.

                                     REMEC, Inc.

                          Employer ID #95-3814301, Plan 001

                    Line 27f - Schedule of Non-Exempt Transactions

                                  December 31, 1997




                                                                      (c)
                                       (b)                DESCRIPTION OF TRANSACTIONS
                                RELATION TO PLAN,      INCLUDING MATURITY DATE, RATE OF
            (a)              EMPLOYER OR OTHER PARTY-    INTEREST, COLLATERAL, PAR OR
 IDENTITY OF PARTY INVOLVED        IN-INTEREST                  MATURITY VALUE
----------------------------------------------------------------------------------------
REMEC, Inc.                 Employer/Plan Sponsor      Contributions of $154,315 for
                                                       the payroll periods of December
                                                       29, 1996 to January 12, 1997 and
                                                       January 13, 1997 to January 26,
                                                       1997 were deposited on February
                                                       28, 1997

REMEC, Inc.                 Employer/Plan Sponsor      Contribution of $213,910 for the
                                                       payroll periods of January 27,
                                                       1997 to February 9, 1997 and
                                                       February 10, 1997 to February
                                                       23, 1997 were deposited on March
                                                       25, 1997


Columns (d) through (j) are not applicable.

EXHIBITS

23.1 Consent of Independent Accountants


                                     SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, REMEC, Inc., as the administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     June 29, 1998
                              REMEC, INC. PROFIT SHARING 401(K) PLAN

                              By:  REMEC, Inc.




                              By:  /s/ MICHAEL MCDONALD
                                   ---------------------------
                                   Michael McDonald
                                   Executive Vice President
                                   Chief Financial Officer and
                                   Secretary

                                   EXHIBIT INDEX


23.1 Consent of Independent Accountants